September 18, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Ameen Hamady

Re:	Crocs, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 000-51754

Dear Mr. Hamady:

Crocs, Inc. (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 5, 2018. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italicized, bold type, followed by our response.

Form 10-K for the year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations Known or Anticipated Trends, page 27

1.
We note your disclosure that in 2017 you identified annual reductions in SG&A in the amount of $75 to $85 million. Please also provide the footnote disclosures required by ASC 420-10-50 related to your restructuring activities.

Response

The Company acknowledges the Staff’s comment and respectfully advises that management considered various disclosure requirements, including ASC 420-10-50 and SAB Topic 5:P.4, in connection with the preparation of its disclosures included in the Form 10-K referenced above (the “Form 10-K”).

The Company would like to clarify that the disclosure of identified annual reductions in SG&A in the amount of $75 to $85 million is a forward-looking statement, covered under the safe harbor rule for projections in Rule 3b-6 under the Securities Exchange Act of 1934. The Company had identified potential SG&A savings opportunities in the range of $75 to $85 million, as of the date of the Form 10-K’s filing, February 28, 2018. Furthermore, the Company had not initiated or committed to specific activities that would have resulted in the recognition of a liability for costs associated with an exit or disposal activity under ASC 420-10, or the disclosure obligations under ASC 420-10-50, as of December 31, 2017. Therefore, we do not believe that additional footnote disclosures are required under ASC 420-10-50 within this Form 10-K filing.

The Company would like to note that in its Form 10-Q filing for the quarterly period ended June 30, 2018, filed on August 7, 2018, the Company disclosed plans to close its manufacturing facilities in Mexico and Italy and fully outsource our production to third-party manufacturers. The Company committed to and initiated this planned closure of manufacturing activities within the second quarter of 2018 and expects to substantially complete such activities by the end of the third quarter of 2018. These manufacturing facilities were not a significant component of our business and provided approximately 13% of our total footwear products. The Company incurred exit-related costs in the second quarter of 2018 of $7.1 million, of which $1.1 million was non-cash asset impairments and the recognition of currency translation adjustment, which the Company considers immaterial for further disclosure. Furthermore, the Company does not expect to incur significant additional costs to complete these closures. The Company acknowledges the disclosure requirements under ASC 420-10-50 and will continue to monitor the progress of such exit plans to ensure they are properly disclosed should exit costs become material.

Results of Operations
Income Tax Expense, page 31

2.
We note your disclosure that your effective tax rate was favorably impacted by $32.4 million related to the “US tax on foreign earnings” line item. This impact appears to be driven by the newly enacted Tax Law, which resulted in the reversal of previously identified taxes associated with undistributed earnings and profits attributable to foreign subsidiaries. On page 31, you state that the total impact of this benefit is offset by a corresponding change in the valuation allowance. It is ultimately not clear how the valuation allowance impact is offsetting the impact of the benefit. Given that the benefit resulted from the reversal of a previously recognized deferred tax liability, please tell us what the underlying facts were that drove the increase in your valuation allowance. Your total valuation allowance only negatively impacted your effective tax rate by $24.4 million with another $4.2 million impacting your cumulative translation adjustment based on your disclosures on page F-27. As such, it is not clear how the change in the valuation allowance offset the reversal of the $32.4 million. Please clarify.

Response

The Company would like to clarify that the $32.4 million benefit related to “US tax on foreign earnings” is directly offset by an increase in valuation allowance of $32.4 million. In addition to this increase, the Company also recorded $8.0 million of net valuation allowance reductions, resulting in the $24.4 million impact shown on page F-26 of the Form 10-K and included in the disclosures on page F-27.

The $32.4 million benefit resulted from the reversal of the deferred tax liability recorded on previously unremitted foreign earnings, net of associated foreign tax credits, which was historically accrued on certain and specific amounts through and as of December 31, 2016 (this amount was also disclosed in the Form 10-K for the year ended December 31, 2016, and amounts were discussed in disclosures related to the relevant periods for which the accrual relates). The reversal of the deferred tax liability and related tax benefit were recorded during the fourth quarter of 2017 separate from the Tax Cuts and Jobs Act of 2017 (the “Tax Law”), as a result of a distribution of subsidiary earnings that pre-dated the enactment of the Tax Law.

As indicated above, the Company recorded a net increase in valuation allowances of $24.4 million for the year ended December 31, 2017. This change in valuation allowance resulted from increases specific to US operations of $27.4 million, and decreases from various foreign jurisdictions aggregating to $3.2 million. The $27.4 million net increase in valuation allowances includes the following specific items:

•	increased US valuation allowance of $32.4 million related the reversal of the deferred tax liability previously recorded for US tax on foreign earnings;

•
increased US valuation allowances of $6 million related to the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the remeasurement of deferred tax balances (the majority of net US deferred tax assets have a valuation allowance and as a result, the remeasurement of the deferred inventory as disclosed on the “Deferred income tax account adjustments” on page F-26 of the Form 10-K is directly offset by a change in the valuation allowance); and

•
decreased US valuation allowance of $11 million related to the utilization of previously valued net operating losses and foreign tax credits, which were utilized to offset the charge associated with the transition tax as a result of the new Tax Law.

Pursuant to the newly enacted Tax Law, at December 31, 2017 the Company recorded a net tax charge of approximately $17.1 million for transition tax, net of associated foreign tax credits. This amount is disclosed as part of the “Enacted changes in Tax Law” line in the rate reconciliation on page F-26 of the Form 10-K. The Company also recognized a $0.5 million expense related to the remeasurement of the remaining portion of US deferred tax assets not subject to valuation allowance. As of December 31, 2016, the Company maintained a valuation allowance against almost all of the Company’s net US deferred tax assets. As a result of the transition tax, the Company reassessed its determination of attribute realization. The impact of the $17.1 million charge was fully offset by:

•
the release of $11 million valuation allowance for attributes recognized by the Company but previously determined to not be more likely than not to be realized (i.e., not previously benefited in the Company’s financial statements), and

•
approximately $16.5 million of 2017 tax losses from US operations and 2017 US foreign tax credits generated from sources other than transition tax that can be utilized/realized against transition tax inclusions.

The below table describes the applicable rate reconciliation line item of the aforementioned amounts:

Abbreviated Rate Reconciliation as of December 31, 2017
	US impact
Federal income tax rate	$(11,750)
Foreign tax credits	(4,824)
Enacted changes in Tax Law	17,645
U.S. tax on foreign earnings	(32,427)
Change in valuation allowance	24,400	A

A - Change in valuation allowance
U.S. tax on foreign earnings	$32,427
Foreign tax credits/Net operating loss utilization	(10,843)
Foreign deferred tax asset realization	(3,243)
Other	6,059
Change in valuation allowance	$24,400	A

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/ Anne Mehlman

Name: Anne Mehlman

Title: Executive Vice President and Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie)
Steve Yaroch (Deloitte & Touche LLP)